February 21, 2006
Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance

Re:  OSK CAPITAL II CORP.

  Form 8-K
  Filed February 13, 2006
  File No. 000-28793

Ladies and Gentlemen:

OSK CAPITAL II CORP. (the "Company"), hereby files its Form 8-KA and responds to your comments in your letter dated April 12, 2005.

      1. Upon review of your Form 10-KSB for the fiscal year ended September 30, 2004, we noted a going concern audit opinion modification was included. Pleas amend your Form 8-K to disclose this opinion modification in accordance with Item 304(1)(1)(ii) of Regulation S-B.

We have noted this comment and revised the disclosure.

      2. If necessary, please file an updated letter from Schwartz Levitsky Feldman LLP as an Exhibit 16.1 in accordance with Item 304(a)(3) of Regulation S-B. This letter should reflect their agreement or disagreement with any disclosures in your amended 8-K filing.

We have noted this comment and included an updated Exhibit 16.1.

The Company hereby acknowledges that:

      o the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

      o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from talking any action with respect to the filing; and

      o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

/s/ George Metrakos
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George Metrakos
CEO and Chairman